EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report on Merger Decision

On December 25, 2016 the Company's Board of Directors passed a resolution to merge the Company with D.B.S. Satellite Services (1998) Ltd ("DBS") as detailed below:

1.	Main points of the merger plan:

The merger will take place in accordance with the provisions of chapter one of the eighth part of the Companies Law, 1999 ("the Companies Law") and in accordance with the second chapter of part 5.2 of the Income Tax Ordinance [New Text], 1961 ("the Income Tax Ordinance") and the regulations derived therefrom.

In respect of the merger between the Company and DBS, the Company will be deemed the "Absorbing Company" and DBS the "Target Company".

Subject to fulfillment of the contingent terms stipulated in the merger agreement, which was signed between the Company and DBS on December 25, 2016 ("the Merger Agreement"), at the date of completion of the merger (in its meaning in the Agreement), and effective retroactively from the effective date for the merger (December 31, 2016), all activities of DBS (including all assets, rights, liabilities and indebtedness, receivables, payments, revenues and other activities of DBS, both monetary and others, and for the avoidance of any doubt, DBS licenses) will be merged with and into the Company, without consideration, in accordance with the provisions of section 323 of the Companies Law and the provisions of section 103B and section 103C of the Income Tax Ordinance1, and the Target Company will cease to exist as a separate legal entity, will be wound up without liquidation and the Registrar of Companies will delete it from the Register ("Completion of the Merger").

The Company's Board has confirmed, taking account of the financial situation of the merging companies, that in its opinion there does not exist a reasonable suspicion that on account of the merger the Company will be unable to comply with its commitments to its creditors following the merger.

[1]	In respect of the tax decision taken by the Tax Authority on September 15, 2016 as part of the assessment agreement signed between the Company and the Tax Authority to carry out the merger of DBS with and into the Company in accordance with the provisions of section 103B of the Income Tax Ordinance, see the Company's Immediate Report dated September 18, 2016.

2.	Process required to approve the merger:

On December 25, 2016 the Boards of the merging companies approved the merger. In accordance with sections 320(A1)(1) and (2) of the Companies Law, the merger does not require the approval of the shareholders' general meetings of each of the merging companies. The merger is subject to fulfillment of the rest of the terms of the merger, in accordance with the provisions of chapter one of the eighth part of the Companies Law, and to fulfillment of the contingent terms stipulated in the Merger Agreement.

3.	Scheduled timetable for the process:

The merger proposal will be submitted to the Registrar of Companies as required by section 317(A) of the Companies Law (the date for submission of the proposal to the Registrar will be derived from the dates of the Board resolutions of the merging companies instead of the date of approval of the general meeting). The Company intends to publish notices in the press for its creditors, and to publish the other notices required by law as part of the timetable determined in the Companies Law and the Companies Ordinances (Merger), 2000.

In accordance with section 323 of the Companies Law, the date for completion of the merger will not occur prior to 50 days following the date the merger proposal was submitted to the Registrar of Companies, and it will apply retroactively from the effective date.

As stated above, the merger process is subject to receipt of all the approvals required in the Merger Agreement, and as stipulated therein, including regulatory and third-party approvals. The merging companies are unable to assess on what date the approval required for the merger will be received, however, it is their intention to act for its speedy receipt. The merger process is expected to be completed in accordance with the dates stipulated in section 323 of the Companies Law or upon fulfillment of the terms and receipt of all the required approvals (whichever is the later of the two). Upon completion of the merger, the Company will issue an Immediate Report to that effect.

*The Company will publish an Immediate Report concerning "Material Merger", in accordance with the provisions of chapter C1 of the Securities Ordinances (Periodic and Immediate Reports), 1970, at the dates prescribed for this in law, which will include additional information concerning the Merger Agreement and other matters related to the merger.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.